Filed by Sirius Satellite Radio Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: XM Satellite Radio Holdings Inc.
Commission File No.: 0-27441
          This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc., including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of SIRIUS’ and XM’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of SIRIUS and XM. Actual results may differ materially from the results anticipated in these forward-looking statements.
          The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of SIRIUS and XM stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of SIRIUS and XM may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including manufacturers of radios, retailers, automakers and programming providers. Additional factors that could cause SIRIUS’ and XM’s results to differ materially from those described in the forward-looking statements can be found in SIRIUS’ and XM’s Annual Reports on Form 10-K for the year ended December 31, 2006, SIRIUS’ and XM’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2007, and XM’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, which are filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and SIRIUS and XM disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information Will be Filed with the SEC
This communication is being made in respect of the proposed business combination involving SIRIUS and XM. In connection with the proposed transaction, SIRIUS has filed with the SEC a Registration Statement on Form S-4 containing a preliminary Joint Proxy Statement/Prospectus and each of SIRIUS and XM plans to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of SIRIUS and XM. INVESTORS AND SECURITY

HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders can obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by SIRIUS and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained by directing a request to Sirius Satellite Radio Inc., 1221 Avenue of the Americas, 36th Floor, New York, NY 10020, Attention: Investor Relations or by directing a request to XM Satellite Radio Holdings Inc., 1500 Eckington Place, N.E. Washington, DC 20002, Attention: Investor Relations.
          SIRIUS, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SIRIUS’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 23, 2007, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007 and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 17, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary Joint Proxy Statement/Prospectus filed with the SEC.
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On August 6, 2007, The Washington Times published the article below by Mel Karmazin, Chief Executive Officer of Sirius Satellite Radio Inc.

The A La Carte Alternative
The Washington Times
By Mel Karmazin
August 6, 2007
In my four decades in the radio business, I’ve closely watched — and often played an active role in - the evolution of audio entertainment. But nothing I’ve touched though has come close to changing the consumer experience in the way I expect the recent announcement from Sirius and XM to offer a la carte programming following our merger will.
We built our industry by providing choice. Now we’re ready to increase choice, raising it to the next level. This a la carte offering represents the first-ever in subscription media. Consumers will have two different a la carte packages to choose from, in addition to six other programming options. Listeners will truly have the ability to match the content they want with the price they want to pay. Some of the new packages will include family-friendly packages that will allow parents to restrict — and avoid paying for — content they don’t want. As promised on day one, all devices today will still work after the merger.
The new programming packages will be available through existing devices, with the exception of the a la carte packages. A la carte programming will require a new device, which will be priced in line with those currently on the market.
So, after our merger, we will not only offer more choice but will make choice cheaper.
We made our mark with consumers, including listeners in minority and rural communities who found, via satellite, what they had long been missing — new and diverse content instead of the tired and homogenized fare being offered by terrestrial radio. We believe a strategy of increased choice and lower price points will build our subscriber base and allow us to become a stronger competitor in the audio entertainment marketplace. Apparently, our giant competitors in terrestrial broadcasting agree. The National Association of Broadcasters and its allies have opposed the merger of Sirius and XM, arguing that the merger will be anti-competitive.
Think about that for a moment. Have you ever heard of a product or service that hurt competition by lowering prices and increasing choice?
I don’t think so. In fact, it seems to me the NAB isn’t afraid the merger will foster too little competition. It’s afraid it will foster too much.
The audio entertainment market today is brimming with competition and will be even more competitive after our merger. MP3 players, iPods, HD radio, Internet radio, satellite radio and mobile phones are revolutionizing the listening experience. There has never been a better time to be a consumer.
Programmers today have numerous outlets for distributing their content along with the potential to reap multiple revenue streams. The diversity of delivery modes and channels enriches our world, creating new opportunities for niche programming unlike anything available when I entered this business. And things are only getting better.
In the vast U.S. radio market, even our combined company will still be a relative small fry, accounting for only 3.4 percent of radio listeners.
However, the efficiencies and cost savings we realize from the merger will allow us to compete more aggressively with terrestrial radio, the 800-pound gorilla that still dominates the industry. Terrestrial radio reaches 230 million weekly listeners who access terrestrial programming free of charge in virtually every home and vehicle in America.
As for passing the regulatory hurdle of demonstrating that the merger is in the public interest, this transaction is a slam-dunk: Consumers will have lower prices and more choice — the very definition of serving the public interest. What’s more, the fact that our competitors offer their content for free over public airwaves is all the incentive we need to keep our quality high and our prices as low as possible.
We’re proud to be offering a la carte programming to the American people for the first time. And we’re confident that giving consumers the ability to customize their own programming will be good for radio, good for our business and good for consumers.
As I said, it’s a great time to be a consumer (even if it is sometimes a difficult time to be a media executive). We are in the midst of an audio revolution that is reshaping the way people access and enjoy content.
Sirius and XM have both served as catalysts for competition, for choice and for greater diversity in programming. Now, we’re ready to unleash a new wave of innovation — most significantly with the introduction of a la carte programming — which heralds a unique form of competition in the entertainment industry, catering to the individual tastes and budgets of listeners.
Mel Karmazin is CEO of Sirius Satellite Radio.